Adopted November 9, 1939                                       File No.  69-306




                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.




                                   FORM U-3A-2




                          Statement by Holding Company
                        Claiming Exemption under Rule U-2
                           from the Provisions of the
                   Public Utility Holding Company Act of 1935


                      To Be Filed Annually Prior to March 1


                        Pinnacle West Capital Corporation
                        ---------------------------------
                                (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

         Pinnacle West Capital Corporation ("Claimant"), having been incorporated on February 20, 1985 under the laws of the State of Arizona, and having its principal executive offices at 400 East Van Buren, Suite 700, Phoenix, Arizona 85004, was organized principally to acquire and hold securities of other corporations for investment purposes. Claimant currently holds stock in the following subsidiaries:

                  a. Arizona Public Service Company ("APS" or the "Company"), is engaged principally in serving electricity in the State of Arizona. Incorporated in 1920 under the laws of the State of Arizona and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, APS became a subsidiary of the Claimant pursuant to a corporate restructuring plan approved by the Company's shareholders on April 18, 1985.

                  (1) Bixco, Inc. ("Bixco") -- an Arizona corporation having been incorporated on June 4, 1971 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized primarily to conduct exploration activities for energy resources and other valuable minerals. Subsequent to the sale of its oil and natural gas properties in 1981, Bixco has been inactive. Bixco is a wholly-owned subsidiary of APS.


                  b. SunCor Development Company ("SunCor") -- an Arizona corporation having been incorporated on June 30, 1965 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, is a wholly-owned subsidiary of Claimant engaged primarily in the owning, holding and development of real property.

                  (1) SunCor Resort & Golf Management, Inc. ("Resort & Golf Management") (previously named "SunCor Resort Management, Inc." and "SunCor Farms, Inc.") -- an Arizona corporation having been incorporated on December 31, 1986 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012 operates and manages hotel, golf, food and beverage for the Wigwam Resort and Country Club, Sedona Golf Resort, SunRidge Canyon Golf Club, Real del Mar Golf Club, and Palm Valley Golf Club. Resort & Golf Management is a wholly-owned subsidiary of SunCor.

                  (2) Litchfield Park Service Company ("LPSCO") -- an Arizona corporation having been incorporated on September 21, 1954 and having its principal executive offices at 501 East Plaza Circle, Suite B, Litchfield Park, Arizona 85340, is a regulated public utility engaged in providing water and sewer services to commercial and residential customers. LPSCO became a wholly-owned subsidiary of SunCor on December 31, 1986.

                  (3) SunCor Homes, Inc. ("SunCor Homes") -- (previously named "LGR, Inc." and "WGP Realty, Inc.") an Arizona corporation having been incorporated on May 14, 1986 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to provide brokerage and realty services in the sale of commercial and residential real property. SunCor Homes is a wholly-owned subsidiary of SunCor.

                            (i) Golden Heritage Construction, Inc. ("Golden Heritage") -- an Arizona corporation having been incorporated on December 30, 1947 and having its principal executive offices at 7975 North Hayden Rd. Suite D-280, Scottsdale, Arizona 85258, was organized to serve as a general residential contractor. Golden Heritage became a wholly-owned subsidiary of SunCor Homes, Inc. on January 1, 1996.

                  (4) SCM, Inc. ("SCM") -- an Arizona corporation having been incorporated on May 14, 1991 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to participate in real estate joint ventures and other real estate related activities. SCM is a wholly-owned subsidiary of SunCor.

                  (5) Golf de Mexico, S.A. DE C.V. ("Golf de Mexico") -- a Mexican variable capital corporation having been incorporated on February 8, 1992 in Tijuana, Baja California, Mexico, and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to operate and manage the Real del Mar Golf Course in Mexico.

                  (6) SunCor Realty & Management Company ("SunCor Realty") -- (previously named Russell Ranch Development Company) an Arizona corporation having been incorporated on April 1, 1994 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012 was organized to participate in real estate joint ventures and other real estate related activities. SunCor Realty is a wholly-owned subsidiary of SunCor.

                  (7) Palm Valley Golf Club, Inc. ("Palm Valley Golf") -- an Arizona corporation having been incorporated on January 23, 1996 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012 was organized to hold title to the Palm Valley Golf Course. Palm Valley Golf is a wholly-owned subsidiary of SunCor.

                  c. El Dorado Investment Company -- an Arizona corporation having been incorporated on July 27, 1983 and having its principal executive offices at 400 East Van Buren, Suite 750, Phoenix, Arizona 85004, is a wholly-owned subsidiary of Claimant engaged primarily in the acquisition and holding of stocks and securities of other companies for investment purposes.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the state in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

         Neither the Claimant nor any of its subsidiaries own property used for the production, transmission and distribution of natural or manufactured gas. APS, a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, is the only one of Claimant's subsidiaries that owns property used for the generation, transmission and distribution of electric energy for sale.

         Exhibit D attached hereto shows the location of APS' major generating plants (including those owned jointly with others), principal transmission lines (including those operated for others) and interconnections of transmission lines with out-of-state utilities at state lines. All of such facilities, except the Four Corners Generating Station ("Four Corners"), and all of APS' distribution facilities, are located within the State of Arizona. Four Corners is a mine-mouth power plant, located in the northwest corner of New Mexico, near the city of Farming-ton, approximately 40 miles east of the Arizona-New Mexico border.

         APS'  present  generating   facilities  have  an  accredited   capacity
aggregating 4,025,241 kilowatts, comprised as follows:

Coal:                                                  Capacity
                                                      ---------
Units 1, 2 and 3 at Four Corners,
  aggregating............................               560,000 kw
15% owned Units 4 and 5 at Four Corners,
  representing...........................               222,000
Units 1, 2, and 3 at the Cholla Plant,
  aggregating............................               615,000
14% owned Units 1, 2 and 3 at the Navajo
  Plant, representing....................               315,000
                                                      ---------

                                                      1,712,000 kw
                                                      =========
Gas or Oil:
Two steam units at Ocotillo, two steam
    units at Saguaro and one steam
  unit at Yucca, aggregating.............               463,400 kw(1)
Eleven combustion turbine units,
    aggregating..........................               500,600
Three combined cycle units,
    aggregating..........................               253,500
                                                      ---------

                                                      1,217,500 kw
                                                      =========
Nuclear:
  29.1% owned or leased Units 1, 2 and 3
    at Palo Verde, representing                       1,091,541 kw
                                                      =========
Other                                                     4,200 kw
                                                      =========
---------------
(1) West Phoenix steam units (96,300 kw) are currently mothballed.

         APS' transmission facilities consist of approximately 4,856 pole miles of overhead lines and approximately 18 miles of underground lines, all of which are located within the State of Arizona. APS' distribution facilities consist of approximately 11,161 pole miles of overhead lines and approximately 8,750 miles of underground lines, all of which are located within the State of Arizona.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:


         a. Number of kwh of electric energy sold at retail or wholesale.

         Claimant                       APS
         --------                       ---
         None                             20,469,415,000  kwh of electric
                                          energy sold at wholesale or retail

         b. Number of kwh of electric energy distributed at retail outside the state in which each such company is organized.

         Claimant                       APS
         --------                       ---
         None 62,910,000 kwh of electric energy distributed at retail outside Arizona

         c. Number of kwh of electric energy sold at wholesale outside the state in which each such company is organized, or at the state line.

         Claimant                       APS
         --------                       ---
         None                             982,300  kwh  of  electric   energy
                                          sold  at  wholesale outside Arizona
                                          or at state line

         d. Number of kwh of electric energy purchased outside the state in which each such company is organized or at the state line.

         Claimant                       APS
         --------                       ---
         None 16,790,494 kwh of electric energy purchased outside Arizona or at state line

4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         The Claimant holds no interest, direct or indirect, in an EWG or a foreign utility company.


                   a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                   Not applicable.

                   b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                   Not applicable.

                   c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                   Not applicable.

                   d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                   Not applicable.

                   e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                   Not applicable.

                            EXHIBIT A


         A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

         Exhibit A hereto includes consolidating statements of income and consolidating balance sheets for the Claimant and the following of its subsidiaries: Arizona Public Service Company, SunCor Development Company and El Dorado Investment Company. Subsidiaries have been consolidated for financial reporting purposes in accordance with Statement of Financial Accounting
Standards No. 94, Consolidation of All Majority-Owned Subsidiaries. Also included are consolidating statements of income and consolidating balance sheets for SunCor Development Company and its subsidiaries.

                       EXHIBIT B FINANCIAL DATA STATEMENT


If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

                  1.       Total Assets.

                  2.       Total Operating Revenues.

                  3.       Net Income.


         See Exhibit B hereto.

                                    EXHIBIT C


         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

         Not applicable.

                                    EXHIBIT D


         Exhibit D is a map of the state of Arizona showing the following:

                  APS Service Area;
                  Major APS Power Plants, including joint ownership; Principal APS Transmission Lines; and
                  Transmission Lines Operated for Others.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1996.


                               Pinnacle West Capital Corporation
                               ---------------------------------
                                       (Name of Claimant)



                              By /s/ Michael S. Ash
                                 ----------------------
                                     Michael S. Ash
                                     Corporate Counsel

[CORPORATE SEAL]



Attest:



/s/Suzanne Debes
-----------------
   Suzanne Debes
   Associate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:



Michael S. Ash   Corporate Counsel
--------------   -----------------
     (Name)          (Title)

400 East Van Buren, Suite 700, Phoenix, Arizona  85004
----------------------------------------------------------
                         (Address)

         PINNACLE WEST CAPITAL CORPORATION
            CONSOLIDATING INCOME STATEMENT
         FOR THE YEAR ENDED DECEMBER 31, 1995
                (THOUSANDS OF DOLLARS)

                                                                                        * E L I M I N A T I O N S *
                                               PWCC        APS       SUNCOR     ELDO       DEBIT          CREDIT          TOTAL

 OPERATING REVENUES:
    Electric                                            1,614,952                                                      $1,614,952
    Real Estate                                                     54,846                                                 54,846

---------------------------------------------------------------------------------------------------------------------------------
        Total                                      --  1,614,952    54,846       --         --              --          1,669,798
 --------------------------------------------------------------------------------------------------------------------------------
 FUEL EXPENSES:
      Fuel for electric generation                       208,928                                                          208,928
      Purchased power                                     60,870                                                           60,870
---------------------------------------------------------------------------------------------------------------------------------
         Total                                     --    269,798       --        --         --              --            269,798
---------------------------------------------------------------------------------------------------------------------------------
 OPERATING EXPENSES:
    Utility operations and maintenance                   400,814                                                          400,814
    Real estate operations                                          49,741                 603(c)                          50,344
    Depreciation and amortization                234     242,098     1,657       --                                       243,989
    Taxes other than income taxes                  7     141,623       799                                                142,429
---------------------------------------------------------------------------------------------------------------------------------
         Total                                   241     784,535    52,197       --        603              --            837,576
---------------------------------------------------------------------------------------------------------------------------------
 OPERATING INCOME                               (241)    560,619     2,649       --       (603)             --            562,424
---------------------------------------------------------------------------------------------------------------------------------
 OTHER INCOME (DEDUCTIONS):
    Allowance for equity funds used
      during construction                                  4,982                                                           4,982
    Palo Verde accretion income                               --                                                               0
    Interest on long-term debt                (47,048)  (160,032)  (2,816)       --                        603(c)       (209,293)
    Other interest                               (207)   (16,765)      --      (657)                       654(b)        (16,975)
    Allowance for borrowed funds used
      during construction                                  9,065                                                           9,065
    Preferred stock dividend requirements                (19,134)                                                        (19,134)
    Other, net                                233,831    (17,032)   4,245     9,135    233,675(a,b)                       (3,496)
--------------------------------------------------------------------------------------------------------------------------------
         Total                                186,576   (198,916)   1,429     8,478    233,675           1,257          (234,851)
--------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS
     B-4 INCOME TAXES                         186,335    361,703   4,078      8,478    234,278           1,257           327,573
PROVISION FOR INCOME TAXES benefit             13,273   (141,267)                29                                     (127,965)
--------------------------------------------------------------------------------------------------------------------------------
 INCOME (LOSS) B-4 CUMU EFFECT OF ACCTG CHG   199,608    220,436   4,078      8,507    234,278           1,257           199,608
 Extraordinary Item for Early Retirement
    of Debt                                   (11,571)                                                                   (11,571)
 CUMULATIVE EFFECT OF ACCOUNTING CHANGE            --         --     --          --        --               --                 0
------------------------------------------------------------------------------------------------------------------------------------
 NET INCOME (L0SS)                            188,037    220,436   4,078      8,507    234,278           1,257           188,037
====================================================================================================================================

 PINNACLE WEST CAPITAL CORPORATION
 CONSOLIDATING INCOME STATEMENT
 ELIMINATING ENTRIES
 (THOUSANDS OF DOLLARS)

(a)  Income from Subsidiaries                               $233,021
             Retained Earnings                                          $233,021

     To eliminate PWCC Equity in earnings
     from subsidiairies

                                                  PWCC
             APS                                $220,436
             SUNCOR                                4,078
             EL DORADO                             8,507
                                            ------------
                                                $233,021
                                            ------------

(b)  Interest Income (SunCor)                                   $654
             Interest Expense (El Dorado)                                   $654


     To eliminate SunCor interest charges to El Dorado.


(c)  Real Estate Operations                                     $603
             Interest Expense (PWCC)                                        $603

     To reclass Capitalized Interest for SunCor Land Sales.

 PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEET
        December 31, 1995
(THOUSANDS OF DOLLARS)

                                                                                                *ELIMINATIONS AND ADJUSTING ENTRIES*
                                                                                                 -----------------------------------
                                               PWCC              APS     SUNCOR       ELDO      DEBIT        CREDIT          TOTAL
A S S E T S

CURRENT ASSETS
  Cash and cash equivalents                 39,763           18,389      15,270      6,117                                   79,539
  Trust fund for bond redemption                                 --                                                               0
  Customer and other receivables - net         722          126,884       3,395      1,097                      705 (b,d)   131,393
  Accrued utility revenue                                    53,519                                                 (e)      53,519
  Materials and supplies                                     78,271                                                          78,271
  Fossil fuel                                                21,722                                                          21,722
  Deferred income taxes                     40,702            5,653                                                          46,355
  Other current assets                         328           17,839       1,612          0                      108 (c)      19,671
                                        -------------------------------------------------------------- -------------      ----------

     Total current assets                   81,515          322,277      20,277      7,214          0           813         430,470
                                        -------------------------------------------------------------- -------------      ----------

INVESTMENTS AND OTHER ASSETS
  Real estate investments, net
  (cap interest) 1145.1                     10,890                      408,405                               7,602 (f)     411,693
  Other assets                           2,023,711           97,742       4,065     31,225                2,005,616 (a)     151,127
                                        -------------------------------------------------------------- -------------      ----------

     Total investments and other         2,034,601           97,742     412,470     31,225          0     2,013,218         562,820
                                        -------------------------------------------------------------- -------------      ----------

UTILITY PLANT
  Electric plant in service                               6,544,860                                                       6,544,860
  Nuclear Fuel                                               52,084                                                          52,084
  Construction work in progress                             281,757                                                         281,757
                                                      --------------                                                      ----------

     Total Utility Plant                                  6,878,701                                                       6,878,701
  Less accumulated depreciation and
  amortization                                            2,231,614                                                       2,231,614
                                                      --------------                                                      ----------

     Net Utility Plant                                    4,647,087                                                       4,647,087
                                        -------------------------------------------------------------- -------------      ----------

DEFERRED DEBITS

  Regulatory asset for income taxes              0          548,464                                                         548,464
  Palo Verde Unit 3 cost deferral                           283,426                                                         283,426
  Palo Verde Unit 2 cost deferral                           165,873                                                         165,873
  Other deferred debits                      2,235          353,393       3,284                                             358,912
                                        -------------------------------------------------------------- -------------      ----------

     Total deferred debits                   2,235        1,351,156       3,284          0          0             0       1,356,675
                                        -------------------------------------------------------------- -------------      ----------

    TOTAL ASSETS                         2,118,351        6,418,262     436,031     38,439          0     2,014,031       6,997,052
                                        ============================================================== =============      ==========

 PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEET
        December 31, 1995
(THOUSANDS OF DOLLARS)

                                                                                             * E L I M I N A T I O N S *
                                                 PWCC         APS        SUNCOR       ELDO      DEBIT        CREDIT            TOTAL
L I A B I L I T I E S   A N D   E Q U I T Y

CURRENT LIABILITIES
  Accounts payable                                 4,143     106,583      4,135        102                                   114,963
  Accrued taxes                                   13,135      82,827                                                          95,962
  Accrued interest                                 7,108      41,549        298          3            0 (e)                   48,958
  Dividend payable                                     0                                                                           0
  Short-term borrowings                                0           0                                                               0
  Commerical paper, net                                0     177,800                                                         177,800
  Current maturities of long-term debt                 0       3,512      5,268                                                8,780
  Deferred fuel                                                                                                                    0
  Other current liabilities                        4,513      53,880        434         16          813 (b,d)                 58,030
                                                                                                          (c)
                                             -----------------------------------------------------------     ---------     ---------

    Total current liabilities                     28,899     466,151     10,135        121          813             0        504,493
                                             -----------------------------------------------------------     ---------     ---------

NON-CURRENT LIABILITIES
  Long-term debt less current maturities         310,411   2,132,021     68,277                                            2,510,709
  Other liabilites                                                                                                                 0
                                             -----------------------------------------------------------     ---------     ---------

    Total                                        310,411   2,132,021     68,277          0            0             0      2,510,709
                                             -----------------------------------------------------------     ---------     ---------

DEFERRED CREDITS AND OTHER
  Deferred income taxes                         (101,601)  1,429,482                                                       1,327,881
  Deferred investment tax credit 2123.1          (17,456)    115,353                                                          97,897
  Unamortized gain-sale of utility plant                      91,514                                                          91,514
  Other deferred credits                          17,011     293,625      4,274                                              314,910
                                             -----------------------------------------------------------     ---------     ---------

   Total deferred credits                       (102,046)  1,929,974      4,274          0            0             0      1,832,202
                                             -----------------------------------------------------------     ---------     ---------

COMMITMENTS AND CONTINGENCIES (NOTE)

MINORITY INTERESTS:
  Non-Redeemable preferred stock of APS                      193,561                                                         193,561
                                             ----------------------------------------------------------      -------       ---------

  Redeemable preferred stock of APS                           75,000                                                          75,000
                                             ----------------------------------------------------------      -------       ---------

  Scottsdale Mountain of SunCor                                           7,602                   7,602 (f)                        0
                                             ----------------------------------------------------------      -------       ---------

COMMON STOCK EQUITY:
  Common stock                                 2,111,785   1,217,712    471,390     78,546    2,240,749(a)                 1,638,684
  Accumulated deficit                           (230,698)    403,843   (125,647)   (40,228)                   235,133(a)     242,403
                                             ----------------------------------------------------------     ---------      ---------

    Total                                      1,881,087   1,621,555    345,743     38,310    2,240,749       235,133      1,881,087
                                             -----------------------------------------------------------     ---------     ---------

  TOTAL LIABILITIES AND EQUITY                 2,118,351   6,418,262    436,031     38,439    2,249,164       235,133      6,997,052
                                             ===========================================================     =========     =========

 PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEET
ELIMINATING AND ADJUSTING ENTRIES
(THOUSANDS OF DOLLARS)

(a) Common stock                                       $2,240,749
    Notes payable - SunCor, El Dorado                          --
                    Accumulated deficit                        --       $235,133
                    Other investments                                  2,005,616
                                                    -------------   ------------
                                                       $2,240,749     $2,240,749

       To eliminate PWCC investment in subsidiaries

                 Common          Earnings/
                 Stock           Dividends    Notes                  Total

    APS             $1,690,813     ($69,258)        $0                $1,621,555
    SunCor             471,390     (125,647)         0                   345,743
    El Dorado           78,546      (40,228)         0                    38,318

           total    $2,240,749    ($235,133)        $0                $2,005,616


(b) Other current liabilities                                $705
        Customer and other receivables - net                                $705

    To eliminate intercompany receivable/payable

                     A/R                     A/P
                PWCC's Books             SUB's Books
    APS                 $428                    $428
    SunCor               270                     270
    El Dorado              7                       7
                ------------            ------------
                        $705                    $705


(c) Other current liabilities (PWCC)  (2070.1)               $108
                     Other current assets (APS)                             $108

       To eliminate PWCC payable to APS


(d) Other current liabilities (El Dorado)                      $0
                  Customer and other receiv. (SunCor)                         $0

    To eliminate El Dorado's note payable to SunCor


(e) Interest payable (El Dorado)                               $0
                         Customer and other receiv. (SunCor)                  $0

       To eliminate El Dorado's interest payable to SunCor


(f) Scottsdale Mountain - Minority Interest               $7,602
                         Real estate investments - net                    $7,602

    To eliminate Minority Interest - SunCor Scottsdale Mountain

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATED BALANCE SHEET
FOR THE MONTH ENDED DECEMBER 31, 1995



                                        **F**        **G**      *H**        **I**      **J**      **K**      **L**        **M**
           ACCOUNT DESCRIPTION         SUNCOR        LPSCO      SASI       SCTS MTN     PVGC       SCM         SH          WWOS
ASSETS:

 CURRENT ASSETS
   CASH                                 13,416,863     171,168   301,289      683,113     61,840    324,739     49,295      261,338
   ACCOUNTS RECEIVABLE                   2,555,890      87,339   206,168      832,100     35,398                            152,520
   INTEREST RECEIVABLE                      89,007
   NOTES RECEIVABLE OTHER                1,036,368
   INVENTORIES                                                                            81,021
   OTHER RECEIVABLES                                     3,792
   PREPAID EXPENSE                          42,959     285,348
   HOME INVENTORY                                                                                 1,641,487  1,071,793

      TOTAL CURRENT ASSETS              17,141,087     547,647   507,457    1,515,213    178,259  1,966,226  1,121,088      413,858


 LONG-TERM ASSETS
   DEVELOPMENT PROJECTS
      PALM VALLEY                      212,535,724
      LITCHFIELD GREENS                  4,007,442
      KABUTO                                     0
      SCOTTSDALE MTN                             0                         13,404,989
      SUNRIDGE CANYON                            0
      MARKETPLACE                       29,009,410
      TATUM RANCH                       51,065,427
      TALAVI                             8,517,303
      TALAVI SEARS BUILDING                804,922
      WIGWAM OUTLET STORES                 344,558                                                                       19,135,502
      TUCSON FEC                             4,605
   OAT CROPS INVENTORY                           0
   EQUITY IN TEMPE MKTPL JV              4,645,207
   EQUITY IN CTRPT ASSOC-JV             23,426,065
   INVEST IN MKT-FIDDLESTICKS                    0
   INVEST IN KABUTO/SUNCOR JV            5,843,225
   INVESTMENT IN WIGWAM OUTLET           1,060,005
   INVESTMENT IN BILTMORE ESTATES        1,085,965
   INVESTMENT IN WIGWAM                          0
   INVEST IN SCOTTS MTN LTD PART         7,764,687
   INVEST IN SUNCOR HOMES                 (663,306)                                                            452,000
   INVEST IN PV APARTMENTS                  81,921
   COMMERCIAL PROPERTIES                 7,914,891                                     5,764,958
   INVESTMENT IN LPSCO                   1,605,888
   LONG-TERM NOTES RECEIVABLE            4,076,591                          1,072,263
   INVESTMENT IN SASI                      301,317
   INVESTMENT IN PALM VALLEY GOLF        5,788,749
   INVESTMENT IN SUNRIDGE CANYON        11,073,298
   INVESTMENT IN SEDONA GOLF             3,986,587
   BUILDING, EQUIPMENT AND OTHER           640,284                              1,690                          228,295
   DEFERRED ASSETS                       2,962,657                            195,352     55,005                             59,597
   CAPITALIZED INTEREST
   ACCUMULATED AMORTIZATION
   HOTEL PROPERTIES
   ACCUMULATED DEPRECIATION
   WATER, SEWER UTILITY PROP                         2,954,284
   ACCUMULATED DEPRECIATION                           (958,577)
   CONTRIBUTED PROPERTY                              1,062,524
   ACCUMULATED DPRECIATION

      TOTAL LONG-TERM ASSETS           387,883,422   3,058,231         0   14,674,294  5,819,963          0    680,295   19,195,099

      TOTAL ASSETS                     405,024,509   3,605,878   507,457   16,189,507  5,998,223  1,966,226  1,801,383   19,608,957


SUNCOR DEVELOPMENT COMPANY
CONSOLIDATED BALANCE SHEET
FOR THE MONTH ENDED DECEMBER 31, 1995


          ACCOUNT DESCRIPTION
                                                              ELIMINATIONS
                                       -----------------------------------------------------------------
                                                                                              **R**
ASSETS:                                REF           DEBIT  REF         CREDIT               CONSOLIDATED

    CURRENT ASSETS
      CASH                                             250 L                                 15,269,895
      ACCOUNTS RECEIVABLE                                  CDGIK          1,972,415           1,897,000
      INTEREST RECEIVABLE                                  K                 40,316              48,691
      NOTES RECEIVABLE OTHER                               B                300,000             736,368
      INVENTORIES                                                                                81,021
      OTHER RECEIVABLES                                                                           3,792
      PREPAID EXPENSE                                                                           328,307
      HOME INVENTORY                     I             215 I              1,101,793           1,611,702

         TOTAL CURRENT ASSETS                                                                19,976,776


    LONG-TERM ASSETS
      DEVELOPMENT PROJECTS
         PALM VALLEY                                                                        212,535,724
         LITCHFIELD GREENS                                                                    4,007,442
         KABUTO                          L      11,991,464 L              2,304,807           9,686,657
         SCOTTSDALE MTN                                    F                136,448          13,268,541
         SUNRIDGE CANYON                                                                              0
         MARKETPLACE                                                                         29,009,410
         TATUM RANCH                                                                         51,065,427
         TALAVI                                                                               8,517,303
         TALAVI SEARS BUILDING                                                                  804,922
         WIGWAM OUTLET STORES                                             1,011,722          18,468,338
         TUCSON FEC                                                                               4,605
      OAT CROPS INVENTORY                                                                             0
      EQUITY IN TEMPE MKTPL JV                                                                4,645,207
      EQUITY IN CTRPT ASSOC-JV                                                               23,426,065
      INVEST IN MKT-FIDDLESTICKS                                                                      0
      INVEST IN KABUTO/SUNCOR JV                           L              5,843,225                  (0)
      INVESTMENT IN WIGWAM OUTLET                          K              1,060,005                   0
      INVESTMENT IN BILTMORE ESTATES                                                          1,085,965
      INVESTMENT IN WIGWAM                                                                            0
      INVEST IN SCOTTS MTN LTD PART                        F              7,764,687                   0
      INVEST IN SUNCOR HOMES             I         211,306                                            0
      INVEST IN PV APARTMENTS                                                                    81,921
      COMMERCIAL PROPERTIES                                                                  13,679,849
      INVESTMENT IN LPSCO                                  A              1,605,888                   0
      LONG-TERM NOTES RECEIVABLE                           K              1,654,173           3,494,681
      INVESTMENT IN SASI                                   H                301,317                   0
      INVESTMENT IN PALM VALLEY GOLF                       J              5,788,749                   0
      INVESTMENT IN SUNRIDGE CANYON                                                          11,073,298
      INVESTMENT IN SEDONA GOLF                                                               3,986,587
      BUILDING, EQUIPMENT AND OTHER                                                             870,269
      DEFERRED ASSETS                                                                         3,272,611
      CAPITALIZED INTEREST                                                                            0
      ACCUMULATED AMORTIZATION                                                                        0
      HOTEL PROPERTIES                                                                                0
      ACCUMULATED DEPRECIATION                                                                        0
      WATER, SEWER UTILITY PROP                                                               2,954,284
      ACCUMULATED DEPRECIATION                                                                 (958,577)
      CONTRIBUTED PROPERTY                                                                    1,062,524
      ACCUMULATED DPRECIATION                                                                         0

         TOTAL LONG-TERM ASSETS                                                             416,043,054

         TOTAL ASSETS                                                                       436,019,830

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATED BALANCE SHEET
FOR THE MONTH ENDED DECEMBER 31, 1995



                                      **F**          **G**        *H**         **I**         **J**         **K**
          ACCOUNT DESCRIPTION        SUNCOR          LPSCO        SASI        SCTS MTN       PVGC           SCM

LIABILITIES:

    CURRENT LIABILITIES
      A/P & OTHER ACCRUED LIAB            1,380,054       99,702      206,140       488,438     (454,714)     1,586,940
      INTEREST PAYABLE                      205,156
      S/T NOTES PAYABLE OTHER                (1,223)                              3,545,505
      PWCC NOTES PAYABLE
      PWCC INTERCO PAYABLE                  434,278
      PWCC INTERCO INTEREST
      HOTEL CURRENT LIABILITIES
      HOTEL ACCRUED LIABILITIES
      INTERCOMPANY - OTHER
      METER DEPOSITS
      ADVANCE-IN-AID
      ACCRUED FEDERAL & STATE TAXES                       18,275
      ACC TAXES OTHER THAN INCOME                         39,172
      MISCELLANEOUS LIABILITIES                           21,778

        TOTAL CURRENT LIABILITIES         2,018,265      178,927      206,140     4,033,943     (454,714)     1,586,940


    LONG-TERM LIABILITIES
      LONG-TERM NOTES PAYABLE            25,000,000      300,000
      LONG-TERM BONDS PAYBLE             30,000,000
      OTHER ACCRUED LIABILITIES           2,262,371                                 479,331
      DEFERRED TAXES                                     101,862
      LONG-TERM ADVANCE-IN-AID                            49,688
      LONG-TERM METER DEPOSITS                           306,989
      CONTRIB PROPERTY AIA                             1,062,524
      ACCUMULATED AMORTIZATION
      INTEREST PAYABLE

        TOTAL L/T LIABILITIES            57,262,371    1,821,063            0       479,331            0              0

        TOTAL LIABILITIES                59,280,636    1,999,990      206,140     4,513,274     (454,714)     1,586,940

      SCOTTS MTN MINORITY INTEREST                                                 (945,082)
EQUITY:
    COMMON STOCK                          1,022,000       78,200            0       166,635
    ADDITIONAL PAID IN CAPITAL          470,368,522      724,000      220,000    (1,031,405)   6,158,173
    EARNED SURPLUS-BEGINNING           (129,724,993)     769,077       11,379    10,094,030      145,457        178,619
    EARNED SURPLUS-CURRENT                4,078,344       34,611       69,938     3,392,055      149,307        200,666

      TOTAL EQUITY                      345,743,873    1,605,888      301,317    12,621,315    6,452,937        379,285

      TOTAL LIABILITIES AND EQUITY      405,024,509    3,605,878      507,457    16,189,507    5,998,223      1,966,225


SUNCOR DEVELOPMENT COMPANY
CONSOLIDATED BALANCE SHEET
FOR THE MONTH ENDED DECEMBER 31, 1995

                                                                                                           ELIMINATIONS
                                                                                          ------------------------------------------
                                       **L**              **M**                                                      **R**
          ACCOUNT DESCRIPTION            SH               WWOS     REF          DEBIT      REF      CREDIT        CONSOLIDATED

LIABILITIES:

    CURRENT LIABILITIES
      A/P & OTHER ACCRUED LIAB            2,012,654       750,047 DGIIIIK       4,209,321 IIIIIJL    2,223,540      4,083,480
      INTEREST PAYABLE                                    133,007 K                40,316                             297,847
      S/T NOTES PAYABLE OTHER                                                                                       3,544,282
      PWCC NOTES PAYABLE                                                                                                    0
      PWCC INTERCO PAYABLE                                                                                            434,278
      PWCC INTERCO INTEREST                                                                                                 0
      HOTEL CURRENT LIABILITIES                                                                                             0
      HOTEL ACCRUED LIABILITIES                                                                                             0
      INTERCOMPANY - OTHER                                                                                                  0
      METER DEPOSITS                                                                                                        0
      ADVANCE-IN-AID                                                                                                        0
      ACCRUED FEDERAL & STATE TAXES                                                                                    18,275
      ACC TAXES OTHER THAN INCOME                                                                                      39,172
      MISCELLANEOUS LIABILITIES                                   C                26,743                              (4,965)

        TOTAL CURRENT LIABILITIES         2,012,654       883,054                                                   8,412,369


    LONG-TERM LIABILITIES
      LONG-TERM NOTES PAYABLE                          16,654,173 B             1,954,173                          40,000,000
      LONG-TERM BONDS PAYBLE                                                                                       30,000,000
      OTHER ACCRUED LIABILITIES                                                                                     2,741,702
      DEFERRED TAXES                                                                                                  101,862
      LONG-TERM ADVANCE-IN-AID                                                                                         49,688
      LONG-TERM METER DEPOSITS                                                                                        309,989
      CONTRIB PROPERTY AIA                                                                                          1,062,524
      ACCUMULATED AMORTIZATION                                                                                              0
      INTEREST PAYABLE                                                                                                      0

        TOTAL L/T LIABILITIES                     0    16,654,173                                                  74,262,765

        TOTAL LIABILITIES                 2,012,654    17,537,226                                                  82,675,134

      SCOTTS MTN MINORITY INTEREST                                                        FFL        8,545,903      7,600,821
EQUITY:
    COMMON STOCK                                                0 AF              244,835                           1,022,000
    ADDITIONAL PAID IN CAPITAL                                  0 AHJ           7,102,173 F          1,031,405    470,368,522
    EARNED SURPLUS-BEGINNING                            2,203,238 AFHIJKK      14,124,662 K            722,864   (129,724,991)
    EARNED SURPLUS-CURRENT                 (211,271)     (131,507)AFHIJ         3,846,782 IK           342,983      4,078,345

      TOTAL EQUITY                         (211,271)    2,071,731                                                 345,743,875

      TOTAL LIABILITIES AND EQUITY        1,801,383    19,608,957              31,549,005           12,866,695    436,019,830


SunCor Development Company
Consolidating Balance Sheet
DECEMBER 1995 ELIMINATING ENTRIES



A. COMMON STOCK                                            78,200
   EARNED SURPLUS - BEGINNING                             769,077
   ADDITIONAL PAID IN CAPITAL                             724,000
   EARNED SURPLUS - CURRENT                                34,611
           INVESTMENT IN LPSCO                                        1,605,888

   ELIMINATE INVESTMENT IN LPSCO

B. LONG-TERM NOTES PAYABLE                                300,000
           LONG-TERM NOTES RECEIVABLE                                   300,000

   ELIMINATE INTERCOMPANY NOTES (LPSCO)

C. MISCELLANEOUS LIABILITIES                               26,743
           ACCOUNTS RECEIVABLE                                           26,743

   ELIMINATE INTERCOMPANY INTEREST WITH LPSCO

D. ACCOUNTS PAYABLE                                        65,360
           ACCOUNTS RECEIVABLE                                           65,360

   ELIMINATE LPSCO RECEIVABLE ON SUNCOR'S BOOKS

E. NO ENTRY


   ELIMINATE INVESTMENT IN WIGWAM

F. COMMON STOCK                                           166,635
   ADDITIONAL PAID IN CAPITAL                             490,147
   EARNED SURPLUS - BEGINNING                          10,094,030
   EARNED SURPLUS - CURRENT                             3,392,055
   MINORITY INTEREST - PRIOR YEAR                                     3,532,960
   MINORITY INTEREST - CURRENT YEAR                                   1,187,220
           INVESTMENT IN SCOTTSDALE MTN LTD PART                      9,286,239
           LAND                                                         136,448

   ELIMINATE INVESTMENT IN SME LTD PART                14,142,867    14,142,867


G. ACCOUNTS PAYABLE                                        35,721
           ACCOUNTS RECEIVABLE                                           35,721

   ELIMINATE NOTE & INTEREST AND A/R WITH SMLP

H.
   EARNED SURPLUS - CURRENT                                69,938
   EARNED SURPLUS - BEGINNING                              11,379
   ADDITIONAL PAID IN CAPITAL                             220,000
           INVESTMENT IN SASI                                           301,317

   ELIMINATE INVESTMENT IN SASI


I. HOME INVENTORY-SDC                                         215
   EARNED SURPLUS - CURRENT                               200,666
   EARNED SURPLUS - BEGINNING                             178,619
           INTERCOMPANY - OTHER(LIAB) A/P & OTHER                       379,285
           EARNED SURPLUS -CURRENT SHOMES                               211,272
   INVESTMENT IN SHOMES                                   211,306
   S HOMES BOOKS
   I/C TO SDC  - GENERAL                                  487,992
   I/C TO SDC  - LAND                                     422,000
   I/C TO SDC  - CONSRUCTION                                             67,750
   I/C TO SCM  - SUSPENSE                                               215,062
   I/C TO SCM - CONSTRUCTION ACCTS (B10)                              1,101,793
   I/C TO SCM                                           1,353,406
   SCM BOOKS
   I/C TO SDC                                           1,818,788
   I/C TO SHOMES                                                        251,612
   SDC BOOKS
   I/C TO SHOMES - GENERAL                                              627,430
   I/C TO SCM                                                         1,818,788

   ELIMINATE SCM INTERCOMPANY
J.
   EARNED SURPLUS - CURRENT                               149,512
   EARNED SURPLUS - BEGINNING                             145,457
   ADDITIONAL PAID IN CAPITAL                           6,158,173
           ACCOUNTS PAYABLE                                             664,392
           INVESTMENT IN PV GOLF CLUB                                 5,788,750

   ELIMINATE PALM VALLEY GOLF
K.
   A/P INTERCOMPANY - SDC BOOKS                                 0
   LOC NOTE PAYABLE                                             0
   INTEREST PAYABLE                                        40,316
   I/C PAYABLE                                             25,803
   BEGINNING EARNED SURPLUS                               112,472
   SDC OTHER CAPITAL                                    2,813,629
   SDC DISTRIBUTIONS                                                    722,864
   CURRENT EARNED SURPLUS                                               131,507
   N/P - LAND                                           1,654,173
           INVESTMENT IN WWOS                                         1,060,008
           N/R - LAND                                                 1,654,173
           I/C RECEIVABLE                                                25,803
           INTEREST RECEIVABLE                                           40,316
           DIFF IN LAND BASIS                                           854,972
           BUILDING                                                     156,750
           NOTES RECEIVABLE - LOC                                             0

   ELIMINATE WIGWAM OUTLET STORES
L.
   CASH                                                       250
   LAND                                                11,991,464
           A/P                                                           18,009
           MINORITY INTEREST                                          3,825,724
           INVESTMENT IN KABUTO                                       5,843,174
           LAND                                                       2,304,807

   ELIMINATE KABUTO/SUNCOR JV


                                                       58,385,006    58,385,004

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATED INCOME STATEMENT
FOR THE MONTH ENDED DECEMBER 31, 1995



          ACCOUNT DESCRIPTION     SUNCOR         LPSCO           SCTS MTN           PVGC             SCM             SHOMES

REVENUES:

      SALE OF ASSETS                $3,362,195            $0                $0               $0              $0                $0
      DEFERRED RECOGNITION           ($434,375)           $0                $0               $0              $0                $0
      LAND & HOME SALES             30,868,796             0         7,779,110                0       2,004,176         2,869,949
      COMMERCIAL PROPERTIES          4,834,475             0                 0        1,925,134               0                 0
      UTILITY SALES                          0     1,254,590                 0                0               0                 0
      RESORT OPERATIONS              2,414,303             0                 0                0               0                 0

TOTAL OPERATING REVENUES            41,045,394     1,254,590   0     7,779,110   0    1,925,134  0    2,004,176   0     2,869,949  0


OPERATING EXPENSES

      COST OF ASSETS SOLD            3,276,855             0                 0                0               0                 0
      COST OF PROPERTY SOLD         22,208,970             0         3,549,056                0       1,803,510         2,310,955
      LAND PROJECT COSTS             2,596,189             0           463,449                0               0                 0
      COMMERCIAL & PROPERTY MGMT     3,287,928             0                 0        1,573,454               0                 0
      GENERAL & ADMINISTRATIVE       9,849,602             0           382,155                0               0           212,347
      UTILITY EXPENSE                        0     1,073,026                 0                0               0                 0
      DEPRECIATION                     858,156       161,760                 0          202,168               0               467

TOTAL OPERATING EXPENSES            42,077,700     1,234,786         4,394,660        1,775,622       1,803,510         2,523,769

NET OPERATING INCOME                (1,032,306)       19,804         3,384,450          149,512         200,666           346,180

OTHER INCOME AND GAINS:

      EQUITY IN JOINT VENTURES       1,832,660             0                 0                0               0                 0
      MANAGEMENT FEES                1,263,797             0                 0                0               0                 0
      INTEREST INCOME                1,005,899        14,806           120,279                0               0                32

TOTAL OTHER INCOME AND GAINS         4,102,356        14,806           120,279                0               0                32

INTEREST EXPENSE

      INTEREST EXPENSE               3,855,124             0           317,845                0               0                 0
      LESS: CAPITALIZED INTEREST    (2,059,509)            0          (205,171)               0               0                 0

TOTAL INTEREST EXPENSE               1,795,615             0           112,674                0               0                 0

NET INCOME BEFORE MINORITY INTEREST  1,274,435        34,610         3,392,055          149,512         200,666           346,212

   MINORITY INTEREST                         0             0         1,187,640                0               0                 0

NET INCOME/(LOSS)                   $1,274,435       $34,610        $2,204,415         $149,512        $200,666          $346,212

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATED INCOME STATEMENT
FOR THE MONTH ENDED DECEMBER 31, 1995

                                                         ELIMINATING          CONSOLIDATED
          ACCOUNT DESCRIPTION         WWOS                 ENTRIES               INCOME

REVENUES:

      SALE OF ASSETS                           $0                    $0            $3,362,195
      DEFERRED RECOGNITION                     $0                    $0             ($434,375)
      LAND & HOME SALES                   800,000 (A)        (2,004,176)           42,317,855
      COMMERCIAL PROPERTIES             1,674,013                     0             8,433,622
      UTILITY SALES                             0                     0             1,254,590
      RESORT OPERATIONS                         0                     0             2,414,303

TOTAL OPERATING REVENUES                2,474,013   0        (2,004,176)  0        57,348,191


OPERATING EXPENSES

      COST OF ASSETS SOLD                       0                     0             3,276,855
      COST OF PROPERTY SOLD               467,813 (A)        (2,004,176)           28,336,127
      LAND PROJECT COSTS                        0                     0             3,059,638
      COMMERCIAL & PROPERTY MGMT          802,331                     0             5,663,713
      GENERAL & ADMINISTRATIVE                  0                     0            10,444,104
      UTILITY EXPENSE                           0                     0             1,073,026
      DEPRECIATION                        434,120                     0             1,656,671

TOTAL OPERATING EXPENSES                1,704,264            (2,004,176)           53,510,135

NET OPERATING INCOME                      769,749                     0             3,838,055

OTHER INCOME AND GAINS:

      EQUITY IN JOINT VENTURES                  0                     0             1,832,660
      MANAGEMENT FEES                           0                     0             1,263,797
      INTEREST INCOME                       7,176                     0             1,148,192

TOTAL OTHER INCOME AND GAINS                7,176                     0             4,244,649

INTEREST EXPENSE

      INTEREST EXPENSE                  1,127,258                     0             5,300,227
      LESS: CAPITALIZED INTEREST         (218,825)                    0            (2,483,505)

TOTAL INTEREST EXPENSE                    908,433                     0             2,816,722

NET INCOME BEFORE MINORITY INTEREST      (131,508)                    0             5,265,982

   MINORITY INTEREST                            0                     0             1,187,640

NET INCOME/(LOSS)                       ($131,508)                   $0            $4,078,342


SunCor Development Company
Consolidating Income Statement
DECEMBER 1995 ELIMINATING ENTRIES


A.      SALES                                            2,004,176
                COST OF SALES                                          2,004,176

        ELIMINATE INTERCOMPANY SALES BETWEEN SCM AND SUNCOR HOMES

                        EXHIBIT B Financial Data Schedule

         The Claimant submits the following consolidated financial information:


         1.       Total Assets: $6,997,052,000

         2.       Total Operating Revenues:  $1,669,798,000

         3.       Net Income:  $188,037,000

                                      EXHIBIT D


          Map of the state of Arizona showing the following:


               APS Service Area:

               Major APS Power Plants, including joint ownership;

               Principal APS Transmission Lines;  and

               Transmission Lines Operated for Others.